UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FreeSeas Inc. (the “Company”), announced today that on March 2, 2016, the Company received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC (the “Staff”) indicating that unless the Company timely requests a hearing before the Nasdaq Listing Qualifications Panel (the “Panel”), its securities would be subject to delisting from The Nasdaq Capital Market based upon its non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2), and concerns raised by the Staff, pursuant to the Staff’s discretionary authority under Nasdaq Listing Rule 5101, regarding the Company’s ability to remedy the bid price deficiency in light of dilution that may occur from financing transactions.

The Company intends to timely request a hearing before the Panel, at which hearing it will present its plan to regain and sustain compliance with the bid price requirement and otherwise address the Staff’s concerns in connection therewith. The Company’s request for a hearing will stay any delisting action and the Company’s common stock will continue to trade on The Nasdaq Capital Market pending the issuance of the Panel’s decision following the hearing and the expiration of any extension granted by the Panel.

On February 8, 2016, the Company issued a press release relating to the notice received from the Staff. A copy of the press release that discusses these matters is filed as Exhibit 99.01 to, and incorporated by reference in, this report.

The following exhibit is filed herewith:

Exhibit Number	Description
99.01	Press Release, issued by FreeSeas Inc. on March 8, 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: March 8, 2016	By:	/s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer

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